Exhibit 99(a)(5)(iii)

IMPORTANT NOTICE

To:	Entities which hold Class A-1 and Class A-2 common stock of CBOE Holdings, Inc.

From:	CBOE Holdings, Inc.

Dated:	November 1, 2010

Re:	Tender Offers for Class A-1 and Class A-2 common stock

CBOE Holdings, Inc. is currently making tender offers, pursuant to offers to purchase dated October 13, 2010, for shares of Class A-1 and Class A-2 common stock. This notice is directed to registered holders of Class A-1 and Class A-2 common stock of CBOE Holdings, Inc. which are trusts, partnerships, limited liability companies, corporations or other entities.  A number of such registered holders have inquired as to what documents must be submitted with the letters of transmittal for the offers, as provided on the signature block of the letters of transmittal. If you are a registered holder which is a trust, partnership, limited liability company, corporation or other entity and you wish to tender shares in the offers, your letters of transmittal tendering shares must be accompanied by evidence that the person signing the letters of transmittal is authorized to act on the registered holder’s behalf.  If you are a registered holder who is an individual signing on his or her own behalf, you do not need to provide any evidence of authority to act.  The following is a description of acceptable evidence of such authority.

Evidence of Authority

If the person signing the letters of transmittal is acting as trustee or in any fiduciary or representative capacity for the registered holder, the letters of transmittal should be accompanied by evidence that the person signing is authorized to act on behalf of the registered holder. Acceptable evidence includes copies of the applicable provisions of the trust agreement, will, letters testamentary or other instrument.

If the registered holder is a corporation, the letters of transmittal should be accompanied by (A) resolutions of its board of directors, certified by the corporate secretary, authorizing the corporation to tender shares or (B) a corporate secretary’s certificate attesting to the authority of the person signing on the corporation’s behalf.

If the registered holder is a partnership, the letters of transmittal should be accompanied by evidence that the person signing is authorized to act on behalf of the partnership. Acceptable evidence includes copies of the applicable provisions of the partnership agreement (and applicable provisions of the organizational documents or partnership agreement(s) of the general partner(s) of such partnership).

If the registered holder is a limited liability company, the letters of transmittal should be accompanied by evidence that the person signing is authorized to act on behalf of the limited liability company. Acceptable evidence includes copies of the applicable provisions of the limited liability company agreement (and applicable provisions of the organizational documents or partnership or limited liability company agreement(s) of the manager(s) or managing member(s) of such limited liability company).

If the registered holder is any other type of entity, the letters of transmittal should be accompanied by extracts and certified copies of similar documents pursuant to which the person signing is authorized to act on behalf of the entity.

If you need further assistance, please call BNY Mellon at 866-353-0872.